Coca-Cola Plaza
Atlanta, Georgia

April 28, 2016

Mr. Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E. Mail Stop 3561
Washington, D.C. 20549

Re:    The Coca-Cola Company
Form 10-K for the Year Ended December 31, 2015
Filed February 25, 2016
File No. 001-02217

Dear Mr. Decker:

We are in receipt of your letter dated April 19, 2016, in which you have asked us to provide additional information related to The Coca-Cola Company’s (the “Company”) Form 10-K filed on February 25, 2016. The Company’s response to your comments are set forth below. To facilitate your review, we have reproduced in italics the comments from your letter, followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2015
Financial Statements

Note 2. Acquisitions and Divestitures
Divestitures
North American Refranchising, page 91

1.
Your disclosure on page 92 indicates you expect to recover the intangible assets transferred to the bottlers under the comprehensive beverage agreements through future quarterly payments and since these payments are dependent on the bottlers’ future gross profit in their territories, they are considered a form of contingent consideration. We also note that you have elected to account for the future contingent payments as a gain contingency, recognizing the amounts in the income statement only after the related contingencies are resolved and the gain is realized, which in these arrangements will be quarterly as the bottlers earn gross profit in the transferred territories. Given the increasing materiality of these refranchising arrangements, in future filings, please revise the notes to your financial statements to disclose the amounts of contingent consideration received and earned under these refranchising arrangements during each period presented in your financial statements and explain where this contingent consideration has been classified in your consolidated statements of operations. Provide us your proposed disclosures. If you do not believe these amounts are material for disclosure, please provide quantified information in support of your response.

Response:

As of December 31, 2015, we have refranchised territories which account for approximately 14% of the volume distributed by our Company-owned bottling operations in the United States. The following table sets forth the total sub-bottling payments the Company received related to the refranchised territories in each of the four quarters of 2015, the full year 2015, and the first quarter of 2016, which were recorded in net operating revenues and interest income (in millions):

	1Q15	2Q15	3Q15	4Q15	2015 Full Year	1Q16
Recorded in net operating revenue	$1	$2	$4	$5	$12	$5
Net operating revenues (North America)*	$2,317	$2,651	$2,580	$2,292	$9,840	$2,364
% of total**	0.1%	0.1%	0.2%	0.2%	0.1%	0.2%
Recorded in interest income	$1	$2	$3	$3	$9	$4
Interest income (Consolidated)	$155	$149	$155	$154	$613	$144
% of total**	0.6%	1.1%	2.1%	1.8%	1.4%	2.5%
* Effective January 1, 2016, we transferred Coca-Cola Refreshments' bottling and associated supply chain operations in the United States and Canada from our North America operating segment to our Bottling Investments operating segment. Quarterly and Full Year 2015 North America net operating revenue information has been recast to reflect this change in our operating segments.
** Certain percentages may not recalculate due to rounding.

Based on the above, we believe the sub-bottling payments earned in each of the periods presented are immaterial to our North America operating segment revenues and our consolidated interest income. Additionally, sub-bottling payments as a percent of our consolidated net operating revenues were less than 0.1% in all periods presented. As such, we believe the impact of sub-bottling payments on our operating results as a whole is insignificant on both a quantitative and qualitative basis. However, if the sub-bottling payments become material in any period in the future as we continue to refranchise our remaining North America bottling territories, we will make the following adjustments to our current disclosure (changes underlined for reference):

“There is diversity in practice as it relates to the accounting for contingent consideration by the seller. The seller can account for the future contingent payments received as a gain contingency, recognizing the amounts in the income statement only after the related contingencies are resolved and the gain is realized, which in this arrangement will be quarterly as the bottlers earn gross profit in the transferred territories. Alternatively, the seller can record a receivable for the contingent consideration at fair value on the date of sale and record any future differences between the payments received and this receivable in the income statement as they occur. We elected the gain contingency treatment since the quarterly payments will be received throughout the terms of the CBAs, including all subsequent renewals, regardless of the cumulative amount received as compared to the value of the intangible assets transferred. During the period ended _______ 31, 20XX, we recognized gains related to sub-bottling payments earned totaling $XX million, of which $YY million were included in the line item net operating revenues and $ZZ million were included in the line item interest income in our consolidated statements of income.”

*    *    *
In connection with responding to your comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding this letter to me at (404) 676-8054 or via email at lmark@coca-cola.com.

Very truly yours,

/s/ Larry M. Mark

Larry M. Mark
Vice President and Controller
The Coca-Cola Company

cc:     Muhtar Kent, Chairman of the Board of Directors and Chief Executive Officer
James Quincey, President and Chief Operating Officer
Kathy N. Waller, Executive Vice President and Chief Financial Officer
Mark Randazza, Vice President and Assistant Controller
Bernhard Goepelt, Senior Vice President, General Counsel and Chief Legal Counsel
Evan G. Greenberg, Chairman of the Audit Committee of the Board of Directors